FROM:   GRANITE BROADCASTING CORPORATION
        Contact: W. Don Cornwell
        Tel: 212/826-2530
                                                     FOR IMMEDIATE RELEASE
                                                     Tuesday, December 3, 1996


          GRANITE BROADCASTING SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
                         WXON-TV IN DETROIT, MICHIGAN

                - Represents Company's First Top-Ten Market -
                 - Strengthens Program Acquisition Leverage -
             - Expands Network Affiliation and Revenue Diversity -


     NEW YORK, December 3, 1996 -- Granite Broadcasting Corporation (GBTVK/GBTVP: NASDAQ) announced today that it has signed a definitive agreement to acquire WXON-TV, the WB Network affiliated station serving Detroit, Michigan, for $175 million in cash. Detroit is ranked by Nielsen Media Research as the nation's ninth largest television market. WXON, which is owned by WXON-TV, Inc., is one of the highest rated stations affiliated with the WB Network.

     The addition of the Detroit station will increase the Granite station group's reach from almost 6 percent to approximately 8 percent of United States television households and will further diversify the Company's network affiliations and sources of revenue. In addition, because Granite owns the CBS affiliate serving Grand Rapids-Kalamazoo-Battle Creek, Michigan, and operates the ABC affiliate serving Lansing, Michigan, the Company will operate stations reaching almost 80 percent of television households in the state of Michigan.

     Commenting on the announcement, W. Don Cornwell, Granite's Chairman and Chief Executive Officer said, "This station has been operated by the Johnson family with distinction for almost 25 years and is the largest acquisition in Granite history as well as our first in a top-ten market. Operating a strong station in the nation's ninth largest television market will give our eleven station group additional leverage in obtaining quality, popular programming at a time of increasing ownership consolidation in the television industry. By entering this major market representing over $350 million in total television advertising revenue, we will create significant shareholder value. As with past acquisitions, we expect to improve WXON-TV's financial and operating performance considerably through innovative sales and marketing techniques. We will continue and build upon the station's tradition of providing quality entertainment and local programming enhanced by the growing success of the WB Network."


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     The acquisition, which is subject to approval by the Federal
Communications Commission and satisfaction of certain other conditions, is expected to be completed during the first quarter of 1997. Ben La Rue of H.B. La Rue, Media Brokers, Beverly Hills, CA acted as the exclusive broker in this transaction.



                       (Please see attached information)








                                    * * * * *

     Granite Broadcasting Corporation owns and operates ten network-affiliated television stations in geographically diverse markets reaching almost 6.0% of the nation's television households. Three stations are affiliated with the NBC Television Network (NBC), four with the ABC Television Network (ABC), and three are affiliated with the CBS Television Network (CBS). The NBC stations include: KSEE-TV, Fresno-Visalia, California; WEEK-TV, Peoria-Bloomington, Illinois; and KBJR-TV, Duluth Minnesota and Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York; KNTV(TV), San Jose and Monterey-Salinas, California; WPTA-TV, Fort Wayne, Indiana; and WLAJ-TV, Lansing, Michigan. Granite operates WLAJ-TV pursuant to a Time Brokerage Agreement. The CBS affiliates are WWMT-TV, Grand Rapids-Kalamazoo-Battle Creek, Michigan; WTVH-TV, Syracuse, New York; and KEYE-TV, Austin, Texas. Granite operates WEEK-FM in Eureka, Illinois, pursuant to a Local Marketing Agreement. Granite was the 1995 BLACK ENTERPRISE Company of the Year and number 9 on BLACK ENTERPRISE Magazine's Industrial/Service 100 List.


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                       GRANITE BROADCASTING CORPORATION

                    TOTAL STATION GROUP REACH IN THE U. S.


                        MARKET                                     US HOUSEHOLD
MARKET                   RANK        STATION        AFFILIATION      COVERAGE
TELEVISION
Detroit                    9           WXON             WB            1.83%
Grand Rapids              37           WWMT            CBS            0.67%
Buffalo                   39           WKBW            ABC            0.65%
Fresno-Visalia            55           KSEE            NBC            0.51%
Austin                    63           K-EYE           CBS            0.45%
Syracuse                  68           WTVH            CBS            0.40%
Fort Wayne               103           WPTA            ABC            0.25%
Lansing (a)              106           WLAJ            ABC            0.24%
Peoria-Bloomington       110           WEEK            NBC            0.23%
San Jose             Not Measured      KNTV            ABC            2.35%
Duluth-Superior          134           KBJR            NBC            0.17%

                                                 TOTAL COVERAGE:      7.75%
RADIO
Eureka/Peoria (b)        134           WEEK            FM             N.A.

(a) WLAJ-TV is operated by Granite pursuant to a Time Brokerage Agreement.
(b) WEEK-FM is operated by Granite pursuant to a Local Marketing Agreement.



                        STATION GROUP REACH IN MICHIGAN

     Total Michigan Television Households                        3,401,070
     Total Michigan Households Reached by GBC Stations           2,651,330
     Percentage of Michigan TVHH Reached by GBC Stations               78%